Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the periods shown has been computed by dividing earnings (income from continuing operations before income taxes, income from equity investees and fixed charges) by fixed charges (interest expense including amortization of debt issuance costs). Interest expense includes the portion of operating rental expense which we believe is representative of the interest component of rental expense.

	Fiscal Year Ended December 31,					Nine Months Ended September 30, 2004
	1999	2000	2001	2002	2003
	(Dollars in thousands)
Income (loss) from continuing operations before income taxes and income from equity investees	$38,420	$(79,795)	$61,938	$88,593	$92,309	$70,926
Adjustments to Earnings:
Fixed charges	16,157	23,097	20,447	12,737	15,927	14,201
Distributed income of equity investees	1,592	1,777	2,028	2,093	2,198	2,265

Earnings as adjusted	$56,169	$(54,921)	$84,413	$103,423	$110,434	$87,392
Fixed Charges:
Interest expense (including amortization of debt issuance costs)	$14,399	$20,971	$18,348	$10,483	$13,560	$12,397
Interest relating to rental expense	1,758	2,126	2,099	2,254	2,367	1,804

Total fixed charges	$16,157	$23,097	$20,447	$12,737	$15,927	$14,201

Ratio of earnings to fixed charges	3.48	— (1)	4.13	8.12	6.93	6.15

(1)	Earnings were not sufficient to cover fixed charges during the year ended December 31, 2000 by $79.8 million; all other periods had sufficient income to cover charges.